UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

O.I. Corporation
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
670841 10 5
(CUSIP Number)
Farnam Street Partners, L.P.
3033 Excelsior Boulevard, Suite 300
Minneapolis, MN 55426
Phone: (612) 253-6058

With a copy to:
Douglas T. Holod, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 13, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	285233 10 2

1	NAMES OF REPORTING PERSONS Farnam Street Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		312,880

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		312,880

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	312,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	285233 10 2

1	NAMES OF REPORTING PERSONS Farnam Street Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		312,880

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		312,880

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	312,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	285233 10 2

1	NAMES OF REPORTING PERSONS Raymond E. Cabillot

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		15,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,880

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,000

WITH	10	SHARED DISPOSITIVE POWER

		312,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	327,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	285233 10 2

1	NAMES OF REPORTING PERSONS Peter O. Haeg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (Investment proceeds)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		312,880

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		312,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	312,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	13.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1. SECURITY AND ISSUER
This statement relates to the common stock, $.10 par value, of O.I. Corporation, an Oklahoma corporation (“O.I. Corp.” or the “Issuer”). The address of the Issuer’s principal executive offices is 151 Graham Road, P.O. Box 9010, College Station, TX 77842.
ITEM 2. IDENTITY AND BACKGROUND
(a) This Schedule 13D is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the “Fund”), of which the General Partner is Farnam Street Capital, Inc., a Minnesota corporation (“FSC”). Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of FSC. In addition, Mr. Cabillot is Chairman of the Board of O.I. Corp. The Fund is making this filing because it is the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.
(b) The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55426.
(c) The Fund was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. (See Item (a) above for additional information.)
(d) - (e) During the last five years, neither the Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Fund is a Minnesota limited partnership. FSC is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The source of the funds used for purchases was the investment proceeds of the Fund.
ITEM 4. PURPOSE OF TRANSACTION
On September 13, 2010, O.I. Corporation (“OI”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with ITT Corporation (“ITT”) and Oyster Acquisition Corp. (“Acquisition Sub”), a wholly-owned subsidiary of ITT. Pursuant to the terms of the Merger Agreement, and subject to the conditions thereof, Acquisition Sub will merge with and into OI, and OI will become a wholly-owned subsidiary of ITT (the “Merger”).
In connection with the Merger, FSC, the General Partner of and on behalf of the Fund and Raymond E. Cabillot, individually, and as Chief Executive Officer of FSC, executed Shareholder Agreements for the benefit of ITT whereby the Fund and Mr. Cabillot agree to vote or cause to be voted the shares owned by each of them in favor of the Merger and Merger Agreement subject to certain conditions as provided in the Merger Agreement. In addition, the Fund and Mr. Cabillot agree not to sell, transfer, pledge, assign or otherwise dispose of their shares or enter into any other voting agreement. These obligations terminate upon the earlier of the termination of the Merger Agreement or the Effective Time (both as indicated in the Merger Agreement). The discussion in this Schedule 13D/A of the Shareholder Agreements and the Merger Agreement and the principal terms thereof is subject to, and qualified in its entirety by reference to the Shareholder Agreements which are incorporated herein by reference and filed as exhibits hereto, as Exhibits 99.2 and 99.3, respectively.
Except as set forth in this Item 4, FSC has no other present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a) The Fund beneficially owns 312,880 shares of the outstanding Common Stock of the Issuer, representing approximately 13.2% of the Common Stock (based upon 2,361,628 shares outstanding on August 25, 2010, as reported in the Issuer’s most recent amendment to its Annual Report on Form 10-K for the Fiscal Year ended December 31, 2009) and Mr. Cabillot holds 13,000 shares and options to purchase 2,000 shares, representing a total of approximately 13.9% of the Common Stock of the Issuer.
(b) The Fund does not share voting and dispositive power with respect to any shares.
(c) TRANSACTIONS SINCE LAST FILING.
None
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
See Item 4 above. Except as provided in the Merger Agreement, the Shareholder Agreements and as set forth in this Schedule 13D/A, neither the Fund nor Mr. Cabillot, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 99.1	Agreement to file jointly, incorporated herein by reference to Exhibit 99.1 of Amendment No. 7 to Schedule 13D filed on April 16, 2009.

Exhibit 99.2	Shareholder Agreement of Farnam Street Partners, L.P.

Exhibit 99.3	Shareholder Agreement of Raymond E. Cabillot

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2010	FARNAM STREET PARTNERS, L.P.
	BY:	FARNAM STREET CAPITAL, INC., General Partner

	By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot,
Chief Executive Officer

	By:	/s/ Peter O. Haeg
Peter O. Haeg,
President

/s/ Raymond E. Cabillot
Raymond E. Cabillot

/s/ Peter O. Haeg
Peter O. Haeg